Exhibit 99.1



Alcon Reports Solid Financial Results for Second Quarter

Second Quarter Highlights
- *Organic sales growth was 3.3 percent in second quarter (-3.4 percent reported)*
- *Cost management programs contributed to earnings per share of $1.94*
- *Operational leverage continued as earnings per share rose 3.2 percent*
- *Management raises full year earnings per share guidance*

HUENENBERG, Switzerland – July 22, 2009 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,677 million for the second quarter of 2009, a 3.3 percent increase excluding the impact of foreign exchange fluctuations, or a decrease of 3.4 percent compared to the second quarter of 2008 on a reported basis. Net earnings for the second quarter of 2009 rose 2.6 percent to $582 million, or $1.94 per diluted share, compared to $567 million, or $1.88 per diluted share, in the second quarter of 2008.

"Organic sales growth is coming in as expected in 2009, as we continue to execute our sales and marketing strategies that allow us to grow even in the face of global economic weakness," said Kevin Buehler, Alcon's president and chief executive officer. "We expect that further development of key businesses like glaucoma, advanced technology intraocular lenses and emerging markets will enable us to achieve our full year guidance of mid-single digit organic sales growth with somewhat higher organic growth in the second half of the year than in the first, and to translate that growth into solid earnings performance."

Sales Highlights
Summarized below are the key drivers of sales in the second quarter of 2009. All growth comparisons are for the second quarter of 2009 compared to the second quarter of 2008. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.
- International organic sales growth was 5.9 percent (-6.4 percent reported), with emerging markets rising 8.1 percent organically (-8.2 percent reported).
- U.S. sales stabilized as they increased 0.3 percent due to strong contributions from advanced technology **AcrySof**® intraocular lenses and share gains and market growth in glaucoma offset by generic competition to **TobraDex**® ophthalmic suspension.
- Advanced technology intraocular lenses rose 38.3 percent organically, (+30.1 percent reported) due to market share gains by the **AcrySof**® **ReSTOR**® **Aspheric +3.0** lens, which was launched in the United States in January of 2009, and the continued rapid adoption of **AcrySof**® **IQ Toric** by cataract surgeons.
- Glaucoma sales rose 16.6 percent organically (+8.3 percent reported) led by a 23.6 percent organic rise (+15.4 percent reported) in global sales of **TRAVATAN**®, **TRAVATAN Z**® and **DuoTrav**™ ophthalmic solutions, as these products continued global market share growth in the prostaglandin category. The launch of **Azarga**® ophthalmic solution in the European Union contributed to unit growth of 15.5 percent for the **Azopt**®/**Azarga**® family.

- Sales of allergy products declined 1.8 percent organically (-4.8 percent reported), consistent with the company's expectations for a weaker spring allergy market in the United States. The company increased combined **Patanol**® and **Pataday**™ ophthalmic solutions U.S. market share to 78.6 percent May year-to-date, an improvement of 0.8 percent over the prior year.

Earnings Highlights

Summarized below are the key drivers of earnings in the second quarter of 2009. All growth comparisons are for the second quarter of 2009 compared to the second quarter of 2008.

- Operating income margin rose from 37.2 to 37.7 percent of sales and net income margin increased from 32.6 percent to 34.7 percent of sales.
- Cost management programs and foreign exchange fluctuations led to a sharp reduction in selling general and administrative expenses from 30.4 to 27.9 percent of sales.
- Other income in the second quarter of 2009 was $19 million compared to $4 million in the second quarter of 2008, due primarily to gains from foreign currency transactions.
- The effective tax rate for the second quarter of 2009 was 10.6 percent, which included approximately one percentage point of period benefits related to settlement with tax authorities on prior year taxes.

Other Highlights

- Alcon has entered into a five-year collaborative research agreement with AstraZeneca for the exclusive ophthalmic discovery and potential development rights to AstraZeneca's compound library. The agreement covers multiple classes of small molecules with lead compounds targeting development of drugs to treat sight-threatening conditions such as glaucoma, wet and dry age-related macular degeneration and other retinal diseases, as well as ocular allergy, dry eye and other inflammatory eye conditions.
- Alcon has entered into a research and licensing agreement with PhiloGene, Inc. for rights to a VEGF protein. The company plans to develop this protein for the treatment of wet age related macular degeneration and diabetic macular edema.
- The company plans to launch **TOBRADEX**® **ST** ophthalmic suspension, a new formulation of tobramycin/dexamethasone formulated with the **Zexio**™ delivery system that enhances bioavailability to targeted tissues.
- Alcon completed the European Union decentralized registration procedure for **Vigamox**® ophthalmic solution. National licenses have been issued by Bulgaria, Iceland and Romania and the company is awaiting licensing from the remaining 23 countries.
- The company filed an NDA supplement requesting approval of **Patanase™** nasal spray for use in patients from 6 months to 12 years of age.
- Alcon filed a drug approval application in selected European Union markets for **CILODEX**® otic suspension for the treatment of middle and outer ear infections. **CILODEX**® is the European trade name for **CiproDex**® otic suspension marketed in the United States.
- Alcon commenced a Phase 2 clinical trial of the aganocide compound NVC-422 for viral conjunctivitis. This compound is licensed from NovaBay, Inc.
- Alcon notified its publicly-listed German subsidiary, WaveLight AG, that it plans to acquire the remaining publicly-held WaveLight shares at a price of EUR 20.02 pursuant to German securities law.

➢ The court vacated the July 27, 2009 trial date that had been scheduled for Alcon's patent infringement action against Apotex related to **Patanol**®. The court said a new trial date would be set by a separate order.

Financial Guidance

The company reaffirmed its previously-issued sales guidance for full year 2009 organic sales growth to be in the mid-single digits. The company raised its guidance for full year 2009 diluted earnings per share on a U.S. GAAP basis to between $6.20 and $6.35 and between $6.25 and $6.40 on a non-GAAP adjusted basis (excluding restructuring charges taken in the first half of 2009). This increase reflects positive earnings performance in the first half of the year, which is expected to be partially mitigated by higher R&D and SG&A expenses in the second half of the year.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended June 30,		Six months ended June 30,	
	2009	**2008**	**2009**	**2008**
Sales	$ 1,677	$ 1,736	$ 3,170	$ 3,272
Cost of goods sold	415	415	769	813
Gross profit	1,262	1,321	2,401	2,459
Selling, general and administrative	468	527	940	1,011
Research and development	157	142	303	287
Amortization of intangibles	5	6	12	15
Operating income	632	646	1,146	1,146
Other income (expense):				
Gain (loss) from foreign currency, net	9	(3)	(1)	3
Interest income	13	20	24	46
Interest expense	(5)	(14)	(10)	(32)
Other, net	2	1	6	(10)
Earnings before income taxes	651	650	1,165	1,153
Income taxes	69	83	131	157
Net earnings	$ 582	$ 567	$ 1,034	$ 996
Basic earnings per common share	$ 1.95	$ 1.90	$ 3.46	$ 3.34
Diluted earnings per common share	$ 1.94	$ 1.88	$ 3.44	$ 3.30
Basic weighted average common shares	298,744,287	298,477,807	298,663,437	298,100,370
Diluted weighted average common shares	300,638,975	301,986,076	300,328,778	301,558,546

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Change	Foreign Currency Change	Organic Change
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 391	$ 408	(4.2) %	-- %	(4.2) %
Surgical	296	276	7.2	--	7.2
Consumer Eye Care	103	104	(1.0)	--	(1.0)
Total United States Sales	**790**	**788**	**0.3**	**--**	**0.3**
Alcon International:					
Pharmaceutical	322	338	(4.7)	(13.3)	8.6
Surgical	461	492	(6.3)	(11.8)	5.5
Consumer Eye Care	104	118	(11.9)	(11.9)	--
Total International Sales	**887**	**948**	**(6.4)**	**(12.3)**	**5.9**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**
Global Product Sales					
Infection/inflammation	$ 208	$ 231	(10.0) %	(6.1) %	(3.9) %
Glaucoma	274	253	8.3	(8.3)	16.6
Allergy	160	168	(4.8)	(3.0)	(1.8)
Otic/nasal	103	103	--	(1.0)	1.0
Other pharmaceuticals/rebates	(32)	(9)	N/M	N/M	N/M
Total Pharmaceutical	**713**	**746**	**(4.4)**	**(6.0)**	**1.6**
Intraocular lenses	289	288	0.3	(8.4)	8.7
Cataract/vitreoretinal	440	449	(2.0)	(7.1)	5.1
Refractive	28	31	(9.7)	(6.5)	(3.2)
Total Surgical	**757**	**768**	**(1.4)**	**(7.5)**	**6.1**
Contact lens disinfectants	116	123	(5.7)	(3.3)	(2.4)
Artificial tears	70	70	--	(10.0)	10.0
Other	21	29	(27.6)	(10.4)	(17.2)
Total Consumer Eye Care	**207**	**222**	**(6.8)**	**(6.3)**	**(0.5)**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Six Months Ended June 30, | | | Foreign Currency | Organic |
	2009	2008	Change	Change	Change
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 698	$ 726	(3.9) %	-- %	(3.9) %
Surgical	554	530	4.5	--	4.5
Consumer Eye Care	196	204	(3.9)	--	(3.9)
Total United States Sales	**1,448**	**1,460**	**(0.8)**	**--**	**(0.8)**
Alcon International:					
Pharmaceutical	641	648	(1.1)	(13.1)	12.0
Surgical	876	936	(6.4)	(12.7)	6.3
Consumer Eye Care	205	228	(10.1)	(13.6)	3.5
Total International Sales	**1,722**	**1,812**	**(5.0)**	**(13.0)**	**8.0**
Total Global Sales	**$ 3,170**	**$ 3,272**	**(3.1)**	**(7.2)**	**4.1**
Global Product Sales					
Infection/inflammation	$ 410	$ 459	(10.7) %	(6.1) %	(4.6) %
Glaucoma	507	463	9.5	(8.6)	18.1
Allergy	303	299	1.3	(1.7)	3.0
Otic/nasal	179	170	5.3	(2.3)	7.6
Other pharmaceuticals/rebates	(60)	(17)	N/M	N/M	N/M
Total Pharmaceutical	**1,339**	**1,374**	**(2.5)**	**(6.1)**	**3.6**
Intraocular lenses	537	549	(2.2)	(8.8)	6.6
Cataract/vitreoretinal	840	855	(1.8)	(7.9)	6.1
Refractive	53	62	(14.5)	(6.4)	(8.1)
Total Surgical	**1,430**	**1,466**	**(2.5)**	**(8.2)**	**5.7**
Contact lens disinfectants	222	237	(6.3)	(4.6)	(1.7)
Artificial tears	135	136	(0.7)	(11.7)	11.0
Other	44	59	(25.4)	(6.8)	(18.6)
Total Consumer Eye Care	**401**	**432**	**(7.2)**	**(7.2)**	**--**
Total Global Sales	**$ 3,170**	**$ 3,272**	**(3.1)**	**(7.2)**	**4.1**

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	June 30, 2009		December 31, 2008	
Assets				
Current assets:				
Cash and cash equivalents	$	2,260	$	2,449
Short term investments		426		564
Trade receivables, net		1,319		1,168
Inventories		626		574
Deferred income tax assets		146		221
Other current assets		236		243
Total current assets		5,013		5,219
Long term investments		137		24
Property, plant and equipment, net		1,191		1,138
Intangible assets, net		78		91
Goodwill		645		645
Long term deferred income tax assets		352		342
Other assets		103		92
Total assets	$	7,519	$	7,551
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	217	$	199
Short term borrowings		883		1,059
Current maturities of long term debt		1		1
Other current liabilities		966		931
Total current liabilities		2,067		2,190
Long term debt, net of current maturities		57		61
Long term deferred income tax liabilities		23		22
Other long term liabilities		592		587
Contingencies				
Shareholders' equity:				
Common shares, par value CHF 0.20 per share		42		42
Additional paid-in capital		1,490		1,449
Accumulated other comprehensive income		139		80
Retained earnings		3,684		3,699
Treasury shares, at cost		(575)		(579)
Total shareholders' equity		4,780		4,691
Total liabilities and shareholders' equity	$	7,519	$	7,551

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Six months ended June 30,	
	2009	**2008**
Cash provided by (used in) operating activities:		
Net earnings	$ 1,034	$ 996
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	92	85
Amortization of intangibles	12	15
Share-based payments	41	54
Tax benefits from share-based compensation	1	6
Deferred income taxes	65	(23)
Loss on sale of assets	55	--
Unrealized depreciation (appreciation) on trading securities	(66)	10
Other	6	--
Changes in operating assets and liabilities:		
Trade receivables	(144)	(162)
Inventories	(35)	(22)
Other assets	(2)	18
Accounts payable	18	35
Other current liabilities	31	43
Other long term liabilities	7	17
Net cash from operating activities	1,115	1,072
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(139)	(127)
Purchases of intangible assets	(1)	(28)
Purchases of investments	(657)	(37)
Proceeds from sales and maturities of investments	717	41
Other, net	--	2
Net cash from investing activities	(80)	(149)
Cash provided by (used in) financing activities:		
Repayment of short term debt	(187)	(186)
Repayment of long term debt	(1)	(1)
Dividends on common shares	(1,048)	(750)
Acquisition of treasury shares	(5)	(21)
Proceeds from exercise of stock options	10	94
Tax benefits from share-based payment arrangements	--	38
Net cash from financing activities	(1,231)	(826)
Effect of exchange rates on cash and cash equivalents	7	6
Net increase (decrease) in cash and cash equivalents	(189)	103
Cash and cash equivalents, beginning of period	2,449	2,134
Cash and cash equivalents, end of period	$ 2,260	$ 2,237

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Change	Foreign Currency Change	Organic Change
Emerging market sales	(8.3) %	(16.4) %	8.1 %
Travatan® Family of Products	15.4 %	(8.2) %	23.6 %
Global advanced technology intraocular lens sales	30.1 %	(8.2) %	38.3 %

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	EPS Guidance
2009 reported	$ 6.20-6.35
2009 restructuring adjustment	0.05
2009 adjusted	$ 6.25-6.40

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

# # #

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Investor Relations and Strategic Corporate Communications
(817) 551-8974
doug.machatton@alconlabs.com
John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com
Bob Peterson
Manager, Investor Relations
(817) 551-4687
robert.peterson@alconlabs.com

www.alcon.com